Exhibit 3.1

NIKE ENERGY ACQUISITION CORP.
ORGANIZATIONAL ACTION BY SOLE INCORPORATOR

I, the undersigned, being the sole incorporator of Nike Energy Acquisition Corp., a Delaware corporation (the “Corporation”), acting by written consent without a meeting pursuant to Section 108 of the Delaware General Corporation Law, do hereby consent to the adoption of the following resolutions:

RESOLVED, that each of the following persons is hereby elected to the Board of Directors of the Corporation, to hold such office until the first annual meeting of stockholders, or until his or her successor shall have been duly elected and qualified, or until his or her earlier death, resignation or removal:

Gregory A. Beard

Geoffrey Strong

RESOLVED, that the powers and duties of the undersigned sole incorporator be, and they hereby are, terminated.

IN WITNESS WHEREOF, I have duly executed this Organizational Action as of October 18, 2017.

/s/ Terence Bokosha,
Terence Bokosha,
Incorporator